

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

...orporated in Western Australia



05005940

February 7, 2005


SEC MAIL PROCESSING
RECEIVED
FEB 17 2005
WASH, D.C.
185
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
FEB 22 2005
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
7 Febuary 2005 – (ASX Announcement & Media Release – New High Impact Gas Project)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

7 February 2005

ASX ANNOUNCEMENT AND MEDIA RELEASE

NEW HIGH IMPACT GAS PROJECT – WELDER RANCH

Welder Ranch Gas Project, Victoria County, Texas (FAR 9%)

FAR has reached agreement with JVR Petroleum, Inc. of Houston, Texas, to participate in the drilling of a deep gas well, **currently in progress**, on an area of mutual interest comprising 1,000 acres of the Welder Ranch lease, located in Victoria County, South Texas.

Under the agreement, which is effective immediately, FAR will participate in a 14,000 foot test of the three objectives within the pressured Middle Wilcox formation that have been independently appraised as having probable recoverable reserves of approximately 39 Billion cubic feet of gas and 1.4 million barrels of oil.


UNITED STATES OF AMERICA
Cheyenne
Chicago
San Francisco
EAGLE PROSPECT
WEST BUFFALO WALLOW
HARDEMAN BASIN OILFIELDS
Los Angeles
LOUISIANA / TEXAS PROGRAM
Atlantic
Dallas
Texas
New Orleans
Pacific
Welder Ranch
Houston
Ocean
Lake Long
Ocean
Gulf
of
Mexico
Mexico
LOCATION MAP

The well is presently drilling ahead at 9,345 feet and is expected to reach intermediate casing point of approximately 9,500 feet in the next 24 hours.

The three target horizons lie between 12,000 and 13,500 feet and are defined by 3D seismic tied into **three nearby producing wells that are presently producing at an impressive combined rate of 32 million cubic feet of gas per day providing good evidence that the current test has high impact potential.** AVO amplitude anomalies are very obvious on the seismic data, possibly indicating gas charged reservoir objectives.

FAR has contributed toward an independent geophysical study which recommends participation and describes the Welder Ranch Deep Gas Prospect as technically sound and moderate in exploration risk.

The initial well, the Vaquero #1, is being drilled using Nabors Drilling Land Rig 520 and is being operated by Vaquero Oil and Gas of Houston, Texas. Target depth is anticipated within approximately 20 days.

Additional wells may be required to drain the entire structure. A pipeline is located less than 3,000 feet from the drill site, providing excellent logistics for early sales. Provided the project is successful payout is expected within 6 months.

FAR's participation in the Welder Ranch deep gas prospect is made more attractive by virtue of fact that a 17,000 foot test well is being drilled concurrently by another operator at a location outside (but in close proximity to) the acreage in which FAR is earning an interest. Should that well prove successful, then an adjacent offsetting well would most likely proceed on FAR's adjoining acreage.

Under the terms of the agreement FAR will pay 11.25 percent of the drilling and completion cost to earn a 9 percent working interest in wells drilled within the area of mutual interest. FAR is the only ASX listed entity participating in the project with other interests held by North American entities. The well is estimated to cost US$2.7 million.

Commenting on the Welder Ranch Prospect, executive Chairman Michael Evans said

"This is a quality opportunity that has been bought to FAR through its established network within the gulf states of the USA. All the pre-drill attributes that we look for are in place. In the Welder Ranch Deep gas prospect we have multiple 3D defined objectives with strong AVO responses tied into nearby wells that display impressive gas production rates. Good infrastructure exists and at US gas pricing this provides FAR with excellent upside in the event of success, the time frame of which is almost immediate."

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: info@far.com.au
Website: www.far.com.au